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                             January 11, 2023

       Jesse Sutton
       Chief Executive Officer
       PishPosh, Inc.
       1915 Swarthmore Avenue
       Lakewood, New Jersey 08701

                                                        Re: PishPosh, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 22,
2022
                                                            File No. 333-267982

       Dear Jesse Sutton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Risk Factors
       Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float..., page 20

   1. Please expand your risk factor to describe more fully the consequences of your capitalization and the
size of your public float, including that you may have lower trading volume and less
liquidity than large-capitalization companies. Please also discuss how the trading volume of your
common stock may influence the price of your shares, including that it may cause
significant fluctuation and impact the ability of your shareholders to liquidate their
investments.
 Jesse Sutton
PishPosh, Inc.
January 11, 2023
Page 2
Dilution, page 26

2. Reference is made to the last paragraph on page 26. You only disclose the impact of a
      $1.00 increase in the assumed initial public offering price. Please also disclose the impact of a $1.00 decrease.
Executive and Director Compensation, page 46

3. Please revise your disclosure to provide executive compensation information for your most recent completed fiscal year. Refer to Item 402 of Regulation S-K.

General

4. We note your disclosure on the Resale Prospectus cover page that the selling stockholders will sell their shares "at market prices prevailing at the time of sale or at negotiated prices." In connection therewith, please include a placeholder for the date of the initial public offering, as well as the most recent trading price and confirm that you will include such information in the Rule 424(b) prospectus filed in connection with this resale offering. Please also disclose the price of the initial public offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.
       You may contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                             Sincerely,
FirstName LastNameJesse Sutton
                                                             Division of
Corporation Finance
Comapany NamePishPosh, Inc.
                                                             Office of Trade &
Services
January 11, 2023 Page 2
cc:       Louis Lombardo
FirstName LastName